UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Abpro Corporation

File No. 333-224241 - CF#36213

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Abpro Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 11, 2018, as amended on May 2, 2018 and May 4, 2018.

Based on representations by Abpro Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.15	through April 11, 2028
Exhibit 10.16	through April 11, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary